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                              July 16, 2020

       Martin McNulty, Jr.
       Chief Executive Officer
       Starboard Value Acquisition Corp.
       777 Third Avenue, 18th Floor
       New York, New York 10017

                                                        Re: Starboard Value
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 23,
2020
                                                            CIK 0001794905

       Dear Mr. McNulty:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted June 23, 2020

       The Offering, page 15

   1. We note disclosure in your Risk Factor section indicates that there may be instances wherein public
shareholders may receive less than $10.00 per share upon redemption.
                                                        Please revise your
disclosure on pages 27, 106 and 114 to clarify that there is no guarantee that investors may
receive $10.00 per share upon redemption.
 Martin McNulty, Jr.
FirstName  LastNameMartin
                Acquisition McNulty, Jr.
Starboard Value             Corp.
Comapany
July       NameStarboard Value Acquisition Corp.
     16, 2020
July 16,
Page  2 2020 Page 2
FirstName LastName
       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction